FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 15, 2006
2.	Press release dated May 16, 2006
3.	Press release dated May 16, 2006
4.	Press release dated May 16, 2006
5.	Press release dated May 16, 2006
6.	Press release dated May 24, 2006
7.	Press release dated May 24, 2006
8.	Press release dated May 30, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

15 May 2006

ARM Launches Next-Generation Processor

New Cortex processor delivers performance and configurability for embedded markets

CAMBRIDGE, UK - May 15, 2006 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the Spring Processor Forum, in San Jose, California, the new Cortex™-R4 processor for the next generation of mobile phones, hard-disk drives, printers and automotive designs, targeting more than one billion units in the embedded market. The Cortex-R4 processor delivers exceptional performance and efficiency to execute the complex control algorithms and real-time workloads in next-generation embedded products.

The Cortex-R4 processor enables configurability during synthesis to optimize the processor for different embedded applications through the memory protection unit, caches and tightly coupled memory (TCM). It does this without compromising the underlying ARM® instruction set compatibility, maximizing the reuse of existing software investments by application developers and third parties.

“For many years the low power, low cost ARM processor has been the architecture of choice for embedded microprocessor applications,” said Will Strauss, president and principal analyst, Forward Concepts. “With the Cortex-R4 processor, ARM has listened to its customers and produced the product needed for the next generation of design challenges, continuing the ARM tradition of finding the market sweet spot and providing appropriate solutions to serve that market.”

The enhanced configurability of the Cortex-R4 processor provides specific benefits for key markets including:

For 3G smartphone designs, the boost in performance from the Thumb®-2 instruction set allows the Cortex-R4 processor to be used in place of the two separate processors that would traditionally be used in 3G baseband modems. This saves cost and complexity while still running all of the same code.

For the hard-disk drive (HDD) market, alongside reduced cost benefits, tightly coupled memory (TCM) capabilities offer smaller and more efficient integration with rapid response times.

For the printer market, the Cortex-R4 processor provides increased performance at reduced costs within the same power budget enabling vendors to add new features and functions at the same price point.

For automotive applications, the Cortex-R4 processor includes fault tolerance for critical safety applications as well as memory protection that supports the latest version of the OSEK real time operating system. This is important for building system-on-chip (SoC) devices for engine management systems that have to run in real-time with a wide range of peripherals.

“The embedded market is evolving rapidly as systems become more sophisticated and software workloads increase in computational size and complexity.” said John Cornish, VP, Marketing, Processor Division, ARM. “The new Cortex-R4 processor meets the needs of next-generation embedded products by delivering exceptional performance, efficiency, and configurability. This latest member of our Cortex processor family gives chip designers unparalleled capabilities for the development of 3G phones, hard-disk drives, imaging and automotive systems”.

The Cortex-R4 processor provides the increased performance essential to address the diverse needs of the embedded market. The processor features an advanced microarchitecture with dual instruction issue capability to deliver more than 600 Dhrystone MIPS in a performance optimized 90nm implementation, based upon the ARM Artisan® Advantage™ library. The processor also provides key savings in cost and power consumption for system developers, occupying less than 1mm2 and consuming less than 0.27mW/MHz in an area optimized 90nm implementation.

ARM has already secured three lead licensees for the Cortex-R4 including Broadcom, and the processor has received support from major EDA, RTOS and tools vendors.

"Broadcom’s design teams have been working with ARM to accelerate our leadership position in a number of markets, including next-generation storage, networking, and mobile devices,” said Ed Frank, VP of Research & Development, Broadcom. “The new Cortex-R4 processor from ARM will bring significant performance and functionality benefits to our products and enhance the end user’s experience.

Cortex-R4 Processor-based System Benefits

ARM has developed a full range of supporting technology around the new processor to reduce design time and accelerate time-to-market. This complete system solution includes development and debug tools, modeling technology and physical cell libraries.

The Cortex-R4 processor is supported by the ARM RealView® DEVELOP family of software development tools, the RealView CREATE family of ESL tools and models, and CoreSight™ debug and trace technology for developing embedded systems quickly.

The efficient design enables higher performance at lower clock frequencies than previous ARM processors and the optimized Artisan® Metro™ memories can provide a further reduction in the size and cost of embedded systems.

The AMBA® Designer design automation tool provides a design flow for advanced AMBA interconnect subsystems, further reducing implementation costs and time-to-market. Additionally, the AMBA® 3 AXI™ protocol-compliant ARM PrimeCell® peripherals including the AMBA 3 AXI Interconnect (PL301), Configurable Dynamic Memory Controller (PL340), Static Memory Controller Family (PL350) and L2 Cache (L220) further improve the performance of the processor.

The Cortex-R4 processor runs the ARMv7 ISA making it fully backwards compatible with existing ARM code that powers billions of systems around the world, and is optimized for the Thumb-2 instruction set. This allows numerous benefits including lower clock speed, bringing power-saving advantages; higher performance, which offers feature-rich additions to mobile phones and automotive designs; and more complex algorithms for higher performance digital imaging and hard-disk drive systems.

Using the Thumb-2 instruction set, together with the ARM RealView Development Suite, allows on-chip memory sizes to be reduced by up to 30 percent, saving significant cost in the system. In addition it can produce a 40 percent performance improvement over the previous Thumb instruction set running on an ARM946E-S™ processor. As memory is an increasingly large proportion of a chip, this provides a significant saving in area and cost to chip makers using the processor for SoC devices.

Availability

The ARM Cortex-R4 processor is available for licensing now, along with the majority of the supporting technology. The Instruction Set Simulator (ISS) and RealView Development Suite tools environment for the Cortex-R4 processor is available today to lead and existing licensees, and for general release on request.

The complementary technologies for implementing full SoC solutions such as the AMBA 3 AXI Interconnect (PL301), Configurable Dynamic Memory Controller (PL340), Static Memory Controller Family (PL350) and L2 Cache (L220) are all available now.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Thumb, AMBA and RealView are registered trademarks of ARM Limited. ARM946E-S, ARM1156T2-S, Cortex, Metro, AXI and CoreSight are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	Claudia.Natalia@arm.com	michelle.spencer@arm.com

Partner Quotes

“Pressure on the silicon design chain to do more in less time naturally affects system quality, which is why the flexibility of the Cortex-R4 processor is so important,” said Larry A Traylor, CEO, American Arium. “Our Partnership with ARM will maximize the advantages of the Cortex-R4 processor's configurability by offering JTAG emulators with advanced Linux debug features, and high-speed ETM trace port analyzers tailor-made to the Cortex-R4.”

“Customers want the flexibility to develop embedded real-time systems quickly and efficiently, with full configurability at the synthesis stage," said Eric Filseth, vice president of Product Marketing at Cadence Design Systems. "Our Optimization Methodology Kit for ARM processors, including the expanded Reference Methodology, will offer full support for the Cortex-R4 processor. Offering system developers a smaller, more powerful and highly configurable solution, this latest Cortex processor once again demonstrates ARM as a consistent, industry-leading innovator.”

“ARM has always pioneered new industry trends and the Cortex-R4 processor represents an opportunity for every part of the electronics design chain,” said William E Lamie, CEO and President, Express Logic, Inc. “Our ThreadX RTOS, which is already deployed in over 300 million devices, will offer Cortex-R4 processor designers an intuitive and highly functional platform for development with a small memory footprint, which is vital for next-generation consumer technology. The Cortex R4 processor offers incredible flexibility which will easily be accessible through ThreadX.”

"The ARM Cortex processor family with its ARMv7 ISA provides an impressive performance to footprint ratio,” said David Kleidermacher, vice president of engineering at Green Hills Software. “The combination of these processors with the Green Hills' ARM/Thumb-2 compilers, MULTI IDE, and INTEGRITY family of RTOSes that are already ported and running on Cortex family processors provide a compelling solution for developers and OEMs."

“Silicon designers have long been faced with a balancing act with demands for smaller and more powerful designs in less time. Configurability of design is the key in meeting this challenge,” said Stephan Lauterbach, General Manager, Lauterbach Datentechnik. “We are working closely with ARM to offer our PowerDebug and PowerTrace development tools compatible with the Cortex-R4 processor that meet the evolving needs of system developers.”

“Design engineers are seeking innovative and integrated systems solutions that deliver high-performance, low-power SoC architectures. Our work with ARM enables this through a complete RTL-to-GDSII implementation,” said Michael Ma, vice president, Foundry and IP Relationships, Design Implementation Business Unit, Magma. “The highly configurable nature of the Cortex-R4 processor perfectly complements the existing ARM-Magma reference methodology, ensuring the success of our mutual customers and continuing our drive to provide industry-leading processor and proven design methodologies that accelerate SoC design.”

“Consumer electronics design continues to drive the need for higher performance, lower power processors delivered to market in the shortest possible time,” said Neil Henderson, General Manager, Embedded Systems Division, Mentor Graphics. “Mentor is working closely with ARM to address these design requirements. Our collaboration with ARM, including the Nucleus® RTOS and EDGE Tools™ support for the ARMv7 architecture and the Cortex family of processors, demonstrates our on-going commitment to enable our mutual customers to achieve their product goals in more efficient ways.”

“Sophia Systems’ EJ-Debug and EJ-Extreme debug solutions enable design engineers to develop their next generation handheld devices quickly and easily based on the ARM Cortex family,” said Tasuku Kashihira, CEO and COO, Sophia Systems. “As the Cortex-R4 processor can be configured for different applications at the synthesis stage, the design community will now have the choice it needs to create more innovative designs.”

“The constant pressure on designers to introduce challenging designs in shorter time is driving the need for predictable design flows,” said Antun Domic, senior vice president and general manager, Implementation Group, Synopsys. “ARM and Synopsys long standing, successful relationship has delivered many collaborative solutions addressing exactly these challenges, including the Verification Reference Manual (VMM), DesignWare® Library

AMBA® 3 AXI™ IP, ARM Artisan® Physical IP and Reference Methodology (RM). Continuing the trend, the new ARM-Synopsys Galaxy RM for the Cortex™-R4 processor utilizes Design Compiler’s Topographical technology and delivers the next level of design flexibility in a predictable design flow enabling Partners to meet stringent market demands quickly and efficiently.”

Item 2

16 May 2006

Sunplus Licenses ARM1176Z-S Processor for Advanced Consumer Electronics Applications

HSINCHU, TAIWAN ANDCAMBRIDGE, UK – May 16, 2006 – Sunplus Technology Co., Ltd, an industry-leading consumer IC design company [(TAIEX:2401);(LSE:SUPD)], and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that Sunplus has licensed the ARM1176JZ-S™ processor and ARM® RealView® SoC Designer ESL tools,for developing high-performance, low-power integrated circuit (IC) solutions for digital cameras and multimedia handset processors.This licensing agreement further extends Sunplus’ existing partnership with ARM, and demonstrates the value that the ARM architecture brings to its Partners for the development of total system solutions for consumer electronics.

“For the past few years, our focus at ARM has been on building a complete product portfolio to provide customers with industry-leading solutions that offer a competitive edge in the marketplace,” said Philip Lu, president of ARM Taiwan. “We believe that this extensive licensing agreement with Sunplus illustrates the benefits of combining a range of ARM technologies to achieve the best compatibility and performance, with the added benefit of growing the Taiwanese IC design industry.” This new agreement with Sunplus underscores ARM’s commitment to pursuing the growing opportunities in the Asia Pacific consumer electronics market, specifically in Taiwan. ARM’s work with Sunplus will enable the proliferation of ARM technology in high-performance, consumer ICs for communication and multimedia applications.

“ARM is the world’s most popular microprocessor architecture, and by licensing this complete solution, we will be able to build on our focus of IC design and system applications for diverse market demands including multimedia, consumer and mobile/wireless communication,” said Mr. Den-Jen Huang, VP of Sunplus’ Personal Entertainment Business Unit. “By working closely with ARM, we expect to benefit from their feature-rich, low–power, high-performance technologies, to enable us to better support our customers.”

The ARM1176JZ-S processor features TrustZone® and Jazelle® technologies, designed for use in consumer and wireless products. Jazelle technology makes the ARM1176JZ-S processor efficient for embedded Java execution; TrustZone technology provides support for building the trusted computing environments required for protection of critical system functions. The processor is also integrated with Intelligent Energy Manager (IEM™) technology which significantly reduces processor energy consumption.

About Sunplus Technology

Sunplus Technology Company Limited, established in 1990, is anIC design company devoted to electrical consumer applications. Sunplus offers not only IC design but also system solutions to maximize customer's profit by differentiating each design. Sunplus reusableIntellectual Properties (IPs) such as audio/video, micro-processor and digital signal processor technologiesappliedtohundreds of products including LCDdriver/controller,game processor, camera controller, mobile media processor and ASICs that contribute to our quality life. With sales of NT$18,781million for 2005, Sunplus has compound annual growth rate of over 30%over 5 years. For more information, please visit Sunplus website:http://www.sunplus.com

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM, Jazelle, TrustZone, and RealView are registered trademarks of ARM Limited. ARM1176JZ-S and IEM are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

SunplusPress Contact:

Spokesman:	Public Relation/Investor Relations:

Wayne Shen	Ann Lai
Sunplus Technology Co., Ltd.	Sunplus Technology Co., Ltd.
Tel: 886-3-5786005 ext: 2350	Tel: 886-3-5786005 ext: 2202
Fax: 886-3-5786006	Fax: 886-3-5786006
E-mail: wayne@sunplus.com.tw	E-mail: annlai@sunplus.com.tw

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0740	+44 1628 427780	+1 408 548 3172
londonarm@text100.co.uk	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 3

16 May 2006

Grace Semiconductor Joins ARM Foundry Program

Grace licenses ARM7TDMI and ARM926EJ processors

CAMBRIDGE, UK and SHANGHAI, China – May 16, 2006 - Grace Semiconductor Manufacturing Corporation, a leading foundry in integrated circuit (IC) fabrication, and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that Grace has joined the ARM® Foundry Program by licensing the ARM7TDMI® and ARM926EJ™ processors, as well as the associated ARM Embedded Trace Macrocell™ (ETM9™) on-chip debug peripheral. This license agreement marks Grace’s first CPU license from ARM, which will enable the company to facilitate faster time-to-market for system-on-chip (SoC) design and manufacturing.

“Our partnership with ARM will provide new and existing fabless customers with more design options, shortened design cycles and accelerated time-to-market capabilities,” said Dr. Arthur Kuo, Executive Vice President of Worldwide Sales & Marketing of Grace. “Through the ARM Foundry Program, we have the tools and support needed to manufacture high-performance, low-power SoC designs for a range of embedded computing applications.”

This announcement builds on Grace Semiconductor’s agreement last September to license a suite of ARM’s Artisan® physical IP including Sage-X™ standard cell library, general purpose I/O and memory generators to support their 0.18µm and 0.13 µm process technologies (see: Grace Semiconductor Expands Access to 0.18 and 0.13 Micron Processes with Adoption of ARM Physical IP, 20 Dec)

With this new foundry license, Grace will be able to leverage the ARM7TDMI and ARM926EJ processors, as well as its ETM9 on-chip debug peripheral. Under the terms of the Foundry Program, mutual customers will then be able to quickly integrate and complete SoC designs that include either processor. The ARM7TDMI processor is available now in 0.18µm process and the ARM926EJ processor and ETM9 macrocell will be available in 0.13µm process initially, and they will be available in other nodes in the future.

“Grace’s support of the ARM Foundry Program will offer our fabless semiconductor Partners rapid access to a full range of process technologies, enabling them to go to market faster,” said Jun Tan, president, ARM China. “Our partnership with Grace further strengthens the proliferation of ARM’s technology offerings and will help to support the evolving electronics market in China.”

About Grace Semiconductor Manufacturing Corporation

Grace Semiconductor Manufacturing Corporation (Grace) is a pure IC wafer foundry that specializes in integrated circuit (IC) fabrication. Grace's mission is to become a leading foundry in China by supplying high quality and advanced process technology to domestic and global customers.

Grace is located in Zhangjiang Hi-Tech Park in Pudong, Shanghai, with a total land area of 240,000 square meters. Two fabs, based on 12-inch wafer specifications, have been constructed. Currently, Fab 1A (8") is in full production, having already attained a monthly capacity of 27,000 8-inch wafers at the end 2004. More information about Grace is available at www.gsmcthw.com.

About the ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC) solutions. The ARM Foundry Program now offers the ARM7TDMI processor, the ARM922T™ processor, the ARM946E™ processor, the ARM1022E™ processor and the ARM926EJ processor through the Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM processor-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way partnership between ARM, an approved silicon foundry, and a fabless semiconductor companies.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM926EJ, ARM922T, ARM946E, ARM1022E, Embedded Trace Macrocell and ETM9 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	Claudia.Natalia@arm.com	michelle.spencer@arm.com

Item 4

16 May 2006

ARM To Demonstrate Results Of Java Platform Collaboration With Sprint And Qualcomm At JavaOne

What:

ARM will showcase a feature-rich, high-performance multimedia platform designed to enable next-generation data services on handsets, at JavaOne. The new Java solution, which is the result of a collaboration between ARM, Qualcomm and Sprint, will enable next-generation data services on ARM Powered® Qualcomm platforms for Sprint handsets.

The new handset platform is the world’s first multi-tasking virtual machine (MVM) based on ARM Jazelle® technology, which provides an unparalleled combination of hardware Java acceleration with fast and efficient software from ARM.

When:
16 May: 11:00am – 6:30pm
17 May: 11:00am – 7:00pm
18 May: 11:00am – 7:00pm
Where:
JavaOne Conference
Moscone Center, San Francisco
ARM Booth #1226
Who:

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

For more information on the Sprint developer program please visit http://developer.sprint.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Jill Warner	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
415 593 8414	+44 1628 427780	408 548 3172
#naarm@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 5

16 May 2006

ARM Technologies Accelerate Performance Of SavaJe's JavaOne “Device Of The Show”

What: SavaJe’s GSPDA Jasper S20, named the JavaOne “Device of the Show,” incorporates ARM® Jazelle® software for Java acceleration and Swerve Client software for 3D graphics in its SavaJe Mobile Platform powered by an ARM926EJ-S™ processor. SavaJe utilizes the Jazelle Technology Enabling Kit (JTEK) on its platform to enable high-performance, interactive Java technology applications on portable devices, with minimal power consumption, while Swerve Client enables applications with console-quality 3D graphics, compatible with titles from the leading games publishers.

ARM engineers, Andrew Booker and Rodolph Perfetta will be presenting a session at JavaOne today about “Writing Efficient Java Technology Code for Jazelle” (BOF-2934). The ARM birds-of-a-feather session details the techniques needed to write Java ME applications that maximize the ARM Jazelle hardware acceleration technology.

When: 16 May 2006: 9:30 am

Where: JavaOne Conference
Moscone Center, San Francisco
Esplanade 301

Who: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Jill Warner	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
415 593 8414	+44 1628 427780	408 548 3172
#naarm@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 6

24 May 2006

ARM Holdings PLC – Board Changes

CAMBRIDGE, UK, 24 May 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces that Sir Robin Saxby, currently Chairman of the Company, will retire from the Board on 1st October 2006 when he takes up the role of President of the Institute of Engineering and Technology (IET).During his year as President of the IET, Sir Robin will remain associated with ARM as Chairman Emeritus.

As part of a planned transition process, Sir Robin will be succeeded as Chairman by Doug Dunn. Mr Dunn, aged 61, joined the ARM Board in December 1998 as an independent non-executive director. He was previously President and Chief Executive Officer of ASM Lithography Holding N.V. until his retirement in December 2004. He is a non-executive director of ST Microelectronics N.V., Soitec S.A. and LG. Philips LCD Co. Ltd.

Commenting on the announcement, Warren East, Chief Executive, said:

"In Robin’s fifteen years at ARM, as a founder, Chief Executive and as Chairman, we have earned a reputation as one of the world’s most respected technology companies and become a global leader in semiconductor intellectual property. On behalf of the Board, I would like to thank him for all he has done for our Company. Doug is very well-qualified to succeed Robin as Chairman. He is familiar with the Company, its products and the industry and has been an active member of the Board for a number of years"

Sir Robin Saxby, added:

“Throughout my life I have been passionate about the importance of creating value for stakeholders from technology and I am looking forward to continuing my relationship with ARM as Chairman Emeritus during my year as President of the IET. ARM and the IET has maintained close links over the years, and I am delighted to be able to continue to act as an ambassador for ARM globally and hope to encourage young people to take up a role in engineering, science and technology, as well as broadening my own knowledge of other engineering disciplines”

Doug Dunn added:

“I am excited by the prospect of chairing one of the world’s leading IP technology companies. I am looking forward to supporting ARM’s management team as they continue to execute on their growth strategy.”

CONTACTS:

Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+ 44 (0) 207 404 5959	+44 (0)1628 427800

Item 7

24 May 2006

ARM Holdings PLC – Analyst and investor day

CAMBRIDGE, UK, 24 May 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] will be hosting analyst and investor presentations today in London.

The presentations will cover the following topics:

1.The Economic Value of IP	Warren East, Chief Executive Officer

2.The Physics of Physical IP	Brent Dichter, General Manager, ARM Physical IP

3.Market Opportunity for Physical IP	Neal Carney, VP Marketing, ARM Physical IP

4.Financial Models for Physical IP	John McAdoo, VP Finance, ARM Inc.

5.Winning in MCU Market	Tudor Brown, Chief Operating Officer

Copies of the presentations and an audio webcast will be available on the company's website at www.arm.com/ir from 5pm BST on Wednesday, May 24 2006.

Current trading is consistent with the outlook commentary included in our Q1 earnings announcement in April. No new trading information will be disclosed during the presentations.

Given the marked weakening of the US dollar in Q2, we are updating the market as to the translational effect on our results. If the exchange rate remains close to current levels for the remainder of the quarter, the effective rate for the translation of dollar revenues in Q2 is expected to be approximately $1.85 to £1. Over 95% of ARM revenues are earned in US dollars.

CONTACTS:

Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+44 (0) 207 404 5959	+44 (0)1628 427800

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

Item 8

30 May 2006

SMIC adopts ARM physical IP for both low-powered and high-performance designs at 90 nanometer technology node

Agreement enables customers to access ARM physical IP on SMIC 90nm processes via ARM website at no charge

SHANGHAI, CHINA AND CAMBRIDGE, UK – May, 30, 2006 – Semiconductor Manufacturing International Corporation (SMIC), one of the leading foundries in the world ["SMIC", NYSE: SMI and HKSE: 0981.HK], and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today jointly announced that SMIC has adopted the ARM® Metro™ low-power/high density and Advantage™ high- performance products, part of its family of Artisan® physical IP, for SMIC’s 90-nanometer(nm) LL (low leakage) and G (mainstream) processes. The agreement furthers the companies’ collaboration and commitment to enable leading-edge design and manufacturing solutions via the ARM website at no charge.

“Continuing our collaboration with ARM furthers our commitment to providing a comprehensive manufacturing roadmap that includes ARM high-quality, silicon-proven physical IP for customers,” said Paul Ouyang, vice president of Design Services, SMIC. “Together with ARM, we can offer our customers using our 90nm processes, access to ARM Metro and Advantage products, which can shorten design time, minimize risk and accelerate time-to-market for our customers.”

ARM Metro low-power/high density IP is optimized for portable electronic devices and Advantage IP provides high-speed and low-power performance to meet a wide range of applications in the consumer, communications and networking markets. Both Metro and Advantage product portfolios include ARM standard cell libraries and multiple memory compilers. The Metro standard cells include power management kits that enable dynamic and leakage power saving techniques such as clock gating, multi-voltage islands and power gating. The Metro memory compilers offer similar advanced power saving features.

The Metro and Advantage IP include ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Metro and Advantage products over a wide range of operating conditions, thus allowing designers to implement complex power management systems that actively control dynamic and leakage power within their SoC.

“SMIC’s advanced technology roadmap continues to provide customers with implementation solutions they are looking for today’s SoC designs,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “With the adoption of both ARM Metro and Advantage products, SMIC’s customers have a choice of optimized physical IP for their consumer, communications and networking applications.”

Availability

ARM Metro and Advantage IP design views are expected to be available during the fourth quarter of 2006 for licensed customers to download via the ARM website at no charge. Preliminary 'Front End' design views, enabling customers to begin design and simulation work, are expected to be available at the end of the second quarter of 2006.

About SMIC

Semiconductor Manufacturing International Corporation, ("SMIC", NYSE: SMI, HKSE: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC's pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding the continuing collaboration between SMIC and ARM, may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors (including without limitation the results of future collaboration between SMIC and ARM), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

ENDS

ARM is a registered trademark of ARM Limited. Metro and Advantage are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details

ARM PRESS OFFICE: +44 208 846 0797	Michelle Spencer
Nandita Geerdink	ARM
Text 100	+44 1628 427780
+1 415 593 8457	michelle.spencer@arm.com
naarm@text100.com

Claudia Natalia	SMIC Press Contacts:
ARM	SMIC – Shanghai
(408) 548-3172	Reiko Chang
claudia.natalia@arm.com	SMIC
+86 21 5080 2000 ext 10544
PR@smics.com
SMIC – Hong Kong
Calvin Lau / Mei Fung Hoo
+852 9435 2603 / 2537 8480
Calvin_Lau@smics.com
MeiFung_Hoo@smics.com